John J. Huber Direct Dial: 202-637-2242 john.huber@lw.com	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: (202) 637-2200 Fax: (202) 637-2201 www.lw.com

FIRM / AFFILIATE OFFICES

June 7, 2006	Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley
Jeanne Bennett Staff Accountant Office of Electronics and Machinery	Moscow Munich New Jersey	Singapore Tokyo Washington, D.C.
Division of Corporation Finance	File No. 031366-0018
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Dresser, Inc. Item 4.02 Form 8-K, filed May 25, 2006
File No. 001-32372

Dear Ms. Bennett:

On behalf of our client Dresser, Inc. (the “Company”) we are confirming the statements made in our June 2, 2006 telephone conversation.

As disclosed in the above-referenced filing, the Audit Committee of the Company’s Board of Directors has determined to proceed with a restatement of the Company’s 2004 annual and quarterly financial statements and first, second and third quarter 2005 financial statements.

The accounting issues identified to date in connection with the restatement are complex. They relate to: (a) the accounting treatment of derivative transactions under FAS 133, Accounting for Derivative Instruments and Hedging Activities; (b) the accounting treatment of income tax associated with inter-company transfers of inventory between tax jurisdictions; (c) the allocation of interest expense from continuing to discontinued (divested) operations; and (d) revenue recognition matters relating to the timing of the transfer of title of certain goods. Management is in the process of determining the extent to which the restatement will affect the Company’s historical financial statements, including whether or not it will impact annual and quarterly periods prior to 2004. The Company currently anticipates that it will file restated annual and quarterly financial statements on amended Forms 10-K and 10-Q, as appropriate, unless the Staff of the Division’s Office of Chief Accountant grants the Company a waiver under the Company’s particular facts and circumstances.

We have been informed by the Company that it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”). We have also been informed by the Company that it acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeanne Bennett

June 7, 2006

Please call the undersigned, at (202) 637-2242, to discuss this response.

Sincerely,

/s/ John J. Huber

John J. Huber of Latham & Watkins LLP